EXHIBIT 99.1

                                                                      [   ] YELL



        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE

FOR IMMEDIATE RELEASE                                          11 FEBRUARY 2004

   YELL GROUP PLC FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2003


 CONTINUING STRONG PERFORMANCE - FIRMLY ON TRACK TO MEET FULL YEAR EXPECTATIONS



o Group turnover up 6.9% to(pound)841.3 million; 10.7% at a constant exchange rate

o Group EBITDA up 10.8% to(pound)260.1 million; 13.5% at a constant exchange rate

o Group profit after tax(pound)31.1 million ((pound)45.9 million loss last year)

o Group operating cash flow less capital expenditure up 6.7% to(pound)237.8 million; 8.9% at a constant exchange rate

o    Pro forma diluted earnings per share before amortisation 17.8 pence


     Note: Earnings and cash flow figures stated before exceptional costs arising on IPO. Including exceptional costs, the Group made a statutory loss after tax but before interim dividends ((pound)20.8 million) of (pound)80.2 million ((pound)58.6 million loss last year).


JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"This is another set of good results demonstrating Yell's continued growth within its markets. We remain firmly on track to meet full year expectations. In the UK, Yellow Pages has continued to broaden its customer base. Yell.com shows strong growth in revenue and usage, gaining from further investment. In the US, Yellow Book is achieving strong organic growth and is also benefiting from acquisitions, continuously strengthening its position in the largest directory market in the world."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"These good operating results are accompanied by continuing strong cash flow. We have also benefited from our new capital structure and have reduced our pro forma net debt by (pound)181 million to (pound)1,159 million, a multiple of 3.3 times EBITDA for the last 12 months. While the weaker US dollar continues to affect earnings, we reduce this risk with our US dollar denominated debt."



                 Yell Group plc. Registered Office: Queens Walk,
                    Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808

YELL - MEDIA

Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 1 July 2003, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                    www.yellgroup.com/goto/announcements.html


 Our subsidiary, Yell Finance B.V., filed its results for the nine months ended
                   31 December 2003 with the SEC on Form 6-K.
          This filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS


-------------------------------------------------------------------------------------------------------
                                               NINE MONTHS ENDED
                                                31 DECEMBER
                                          2002               2003
-------------------------------------------------------------------------------------------------------
                                                                                             CHANGE AT
                                                                                     CONSTANT EXCHANGE
                                        (POUND)M           (POUND)M      CHANGE                RATE (4)
-------------------------------------------------------------------------------------------------------
Turnover                                 787.1               841.3          6.9%               10.7%
-------------------------------------------------------------------
Gross profit (1)                         434.2               456.8          5.2%                8.2%
-------------------------------------------------------------------
Operating profit  (1)                    144.1               169.6         17.7%               20.6%
-------------------------------------------------------------------
Profit (loss) after taxation (1)         (45.9)               31.1
Exceptional items after taxation         (12.7)             (111.3)
-------------------------------------------------------------------
Loss for the period                      (58.6)              (80.2)
-------------------------------------------------------------------
EBITDA (1)                               234.7               260.1          10.8%              13.5%
-------------------------------------------------------------------
Operating cash flow (2)                  222.9               237.8           6.7%               8.9%
-------------------------------------------------------------------
Cash conversion (3)                       95.0%               91.4%
-------------------------------------------------------------------------------------------------------

(1)  Before exceptional costs

(2) Cash inflow from operations before exceptional costs, less capital expenditure

(3)  Operating cash flow as a percentage of EBITDA before exceptional costs

(4) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. The effective exchange rates were approximately $1.65 : (pound)1.00 in 2003 against $1.53 : (pound)1.00 in the previous year.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 6.9% to (pound)841.3 million, or 10.7% at a constant exchange rate, from (pound)787.1 million last year.

UK operations

UK turnover increased 2.4% to (pound)447.5 million in the nine months. Excluding the effects of our discontinued products, total UK turnover rose by 3.6% from last year.

Printed directories turnover grew 3.1% to (pound)417.8 million, after the impact of the 4.8% price reduction to which Yellow Pages directories are subject under the RPI-6% price cap. Our campaigns to attract new customers succeeded in adding 82,334 new advertisers compared with 71,466 for the same period last year, increasing the total unique advertisers by 6.2% to 352,711. We are on track to exceed our target of 100,000 new customers for the fourth successive year.

As expected the growth in new advertisers, in addition to the effect of the price cap, resulted in a decline in turnover per unique advertiser of 2.9% to (pound)1,185. Our experience is that the value of new advertisers grows over future years.

Yell.com grew turnover by 23.6% to (pound)18.3 million on the back of strong growth in the number of advertisers and usage. This increase was partially offset by the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books.

US operations

US turnover, at (pound)393.8 million, increased 21.0% at a constant exchange rate, or 12.4% after taking into account the (pound)30.1 million reduction in turnover which resulted from the weaker US dollar. The effective exchange rates were approximately $1.65 : (pound)1.00 against $1.53 : (pound)1.00 in the previous year.

Unique advertisers increased by 11.7% to 311,708 with average turnover per unique advertiser up 8.4% to $2,083.

Same-market growth was 9.9%, up from 4.1% last year. Excluding the first quarter Manhattan directory due to its unique market conditions, same-market growth was 10.6%, up from 4.7% last year. The former McLeod directories are now achieving same-market growth in line with the rest of Yellow Book following the successful integration of the businesses into the Group. During the nine months we relaunched five former McLeod metro directories, achieving growth in excess of 55%. Same-market growth excluding relaunched directories and the Manhattan directory was 9.0%.

In addition to same-market growth, Yellow Book's turnover growth included the launch of five new directories (contributing 1.1% to the growth), one directory published for the first time after acquisition and the inclusion of a full nine months of the McLeod and NDC acquisitions (contributing 11.1% to the growth). This was offset by the rescheduling of a few directories to future periods (reducing growth by 1.2%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

EBITDA BEFORE EXCEPTIONAL COSTS

Group EBITDA increased 10.8% to (pound)260.1 million, or 13.5% at a constant exchange rate, while Yell continued to invest to grow revenue. The Group EBITDA margin increased 1.1 percentage points to 30.9%, driven by strong US performance.

UK EBITDA rose 1.8% to (pound)168.9 million, reflecting primarily the continued progress of Yell.com, which increased EBITDA to (pound)3.7 million from (pound)0.2 million in the same period last year. The UK EBITDA margin declined from 38.0% last year to 37.7%, reflecting the impact of the RPI-6% price cap which was partly offset by the improvement in Yell.com's margin. We are on track to meet full year expectations in spite of additional investment planned for the fourth quarter.

US EBITDA was (pound)91.2 million, an increase of 32.6%, or 41.9% at a constant exchange rate. The US EBITDA margin increased from 19.6% to 23.2%, reflecting the continuing development of our directory portfolio and the realisation of integration benefits. We expect our fourth quarter margins to decline slightly, reflecting, as in previous years, the more intensive launch programme in the fourth quarter.

OPERATING CASH FLOW

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was (pound)237.8 million after the negative (pound)5.0 million exchange rate impact, compared with (pound)222.9 million last year. The cash conversion rate, at 91.4%, normally varies quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. The conversion rate for the financial year is expected to return to a level similar to the 82% that we reported for the half year.

NET RESULTS

PROFIT AFTER TAX

Profit after tax before exceptional costs was (pound)31.1 million, compared with a loss of (pound)45.9 million last year. This reflects strong EBITDA growth, as well as lower interest payments arising from the new capital structure put in place at the time of the IPO on 15 July 2003. Net interest payable before exceptional costs was (pound)112.6 million, compared with (pound)182.1 million last year.

Taxation before exceptional costs was (pound)25.9 million this period, compared with (pound)7.9 million last year.

The loss after tax and exceptional costs but before interim dividends of (pound)20.8 million was (pound)80.2 million, compared with a loss of (pound)58.6 million last year.

EXCEPTIONAL COSTS

Exceptional costs incurred before tax during the first six months ended 30 September 2003 amounted to (pound)148.5 million ((pound)63.0 million cash costs; (pound)85.5 million non-cash costs), as reported in the first half. In addition, (pound)23.9 million of fees, payable primarily to advisers, were charged to the share premium account. As expected no further exceptional costs were incurred in the third quarter and no further IPO costs are expected.

The bulk of these exceptional costs arose from the structure of the buy-out of Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs was triggered by Yell's IPO in July 2003.

EARNINGS PER SHARE

The IPO had a significant impact on earnings per share. Pro forma earnings per share was 17.8 pence on a diluted basis before exceptional costs and amortisation. Basic loss per share for the period was 15.1 pence.

GLOBAL OFFER AND REFINANCING

On 15 July 2003, we raised (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of the IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately (pound)1,340 million and has since been reduced to (pound)1,159 million at 31 December 2003. On a last twelve months basis, our net debt at 31 December 2003 is 3.3 times EBITDA.

The composition of our debt partially hedges exchange rate fluctuations, because 36.9% of our debt and 30.2% of our net interest expense are denominated in US dollars. As a result, approximately 33% of US dollar EBITDA is offset by US dollar interest.

OUTLOOK

These results, coupled with good forward visibility, give confidence that Yell is firmly on track to meet full year expectations.

KEY OPERATIONAL INFORMATION

                                                                    -----------------------------------
                                                                      NINE MONTHS ENDED 31 DECEMBER
                                                                    -----------------------------------
                                                                               2002               2003          CHANGE
-----------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (1)                                                     332,103            352,711            6.2%
Directory editions published (2)                                                67                 68
Unique advertiser retention rate (%) (3)                                        79                 78
Turnover per unique advertiser ((pound))                                     1,221              1,185           (2.9)%

US PRINTED DIRECTORIES
Unique advertisers (1)                                                     279,179            311,708           11.7%
Directory editions published                                                   384                390
Unique advertiser retention rate (%) (3)                                        70                 69
Turnover per unique advertiser ($)                                           1,922              2,083            8.4%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for December (in millions)                            30                 46           53.3%
Yell.com searchable advertisers at 31 December  (4)                            n/a             93,811
-----------------------------------------------------------------------------------------------------------------------


(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

     As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers, resulting in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                  NINE MONTHS ENDED
                                                                                      31 DECEMBER
                                                                        -----------------------------------------
   (UNAUDITED)                                                 NOTES              2002                    2003
                                                                        ------------------     --------------------
                                                                                (POUND)M                (POUND)M
   TURNOVER                                                         2               787.1                  841.3
   Cost of sales                                                                   (352.9)                (384.5)
                                                                        -------------------    -------------------
   GROSS PROFIT                                                                     434.2                  456.8
                                                                        -------------------    -------------------
   Distribution costs                                                               (25.6)                 (24.9)
   ADMINISTRATIVE COSTS
       Ordinary items                                                              (264.5)                (262.3)
       Exceptional items                                           4                (15.0)                 (90.1)
                                                                        -------------------    -------------------
                                                                                   (279.5)                (352.4)
                                                                        -------------------    -------------------
   OPERATING PROFIT                                                3                129.1                   79.5
   NET INTEREST PAYABLE
        Ordinary items                                                             (182.1)                (112.6)
        Exceptional items                                          4                  -                    (58.4)
                                                                        -------------------    -------------------
                                                                                   (182.1)                (171.0)
                                                                        -------------------    -------------------

   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                      (53.0)                 (91.5)
   TAXATION
        Before exceptional items                                 4,5                 (7.9)                 (25.9)
        On exceptional items                                     4,5                  2.3                   37.2
                                                                        -------------------    -------------------
                                                                   9                 (5.6)                  11.3
                                                                        -------------------    -------------------
   LOSS FOR THE FINANCIAL PERIOD                                                    (58.6)                 (80.2)
   Interim dividend                                              6,9                  -                    (20.8)
                                                                        -------------------    -------------------
   RETAINED LOSS FOR THE FINANCIAL PERIOD                                           (58.6)                (101.0)
                                                                        ===================    ===================




                                                                                (IN PENCE)            (IN PENCE)

   BASIC AND DILUTED LOSS PER SHARE                               10               (22.4)                  (15.1)

                                                                                (IN PENCE)            (IN PENCE)
    PRO FORMA EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS AND
      AMORTISATION (A)
      Basic                                                       10                12.0                    18.1
      Diluted                                                     10                11.8                    17.8


     (a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of loss for the financial period detailed above and the currency movements detailed in note 9, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

                                                                                           NINE MONTHS ENDED
                                                                                             31 DECEMBER
                                                                              -------------------------------------------
    (UNAUDITED)                                                 NOTES                         2002                  2003
                                                                              ---------------------   -------------------
                                                                                         (POUND)M               (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               221.5                  223.7
    RETURNS ON INVESTMENTS AND SERVICING
         OF FINANCE
    Interest paid                                                                           (97.5)                (94.8)
    Redemption premium paid                                                                     -                 (19.7)
    Finance fees paid                                               7                       (16.1)                (16.4)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE                                                               (113.6)               (130.9)
                                                                              ---------------------   -------------------
    TAXATION                                                                                (10.3)                (10.2)
                                                                              ---------------------   -------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                       (11.6)                (17.9)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                       (11.6)                (17.9)
                                                                              ---------------------   -------------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of cash
        acquired                                                    7                      (466.6)                 (5.8)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                      (466.6)                 (5.8)
                                                                              ---------------------   -------------------
    EQUITY DIVIDENDS PAID
    Interim dividend paid                                                                     -                    (20.8)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR EQUITY DIVIDENDS PAID                                                -                    (20.8)
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                                             (380.6)                  38.1
    FINANCING
    Issue of ordinary share capital                                 7                         0.1                  433.6
    Expenses paid in connection with share issue                    7                         -                    (23.7)
    New loans issued                                                7                       487.4                1,031.0
    Borrowings repaid                                               7                      (184.2)              (1,378.4)
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM FINANCING                                                          303.3                   62.5
                                                                              ---------------------   -------------------
    (DECREASE) INCREASE IN NET CASH IN THE PERIOD                                           (77.3)                 100.6
                                                                              =====================   ===================

    Total operating profit                                                                  129.1                   79.5
    Depreciation                                                                             16.9                   17.2
    Goodwill amortisation                                                                    73.7                   73.3
    Exceptional employee costs settled in shares                                                -                   49.1
    Increase in stocks                                                                      (25.4)                (29.1)
    Decrease in debtors                                                                       8.0                   30.6
    Increase in creditors                                                                    19.2                    1.1
    Other non-cash items                                                                        -                    2.0
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               221.5                  223.7
                                                                              =====================   ===================

    NET CASH INFLOW FROM OPERATING ACTIVITIES                                               221.5                  223.7
    Cash payments for exceptional costs
        included in operating profit                                                         13.0                   32.0
    Purchase of tangible fixed assets                                                       (11.6)                 (17.9)
                                                                             ----------------------  --------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES
        BEFORE PAYMENTS OF EXCEPTIONAL COSTS
        AND AFTER CAPITAL EXPENDITURE                                                        222.9                 237.8
                                                                             ======================  ====================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


                                                                                                       AT                       AT
                                                                                                 31 MARCH              31 DECEMBER
                                                                                                     2003                     2003
                                                                 NOTES                           (AUDITED)              (UNAUDITED)
                                                                                  ------------------------   ----------------------
                                                                                               (POUND)M                 (POUND)M
    FIXED ASSETS
    Intangible assets                                                                           1,824.1                    1,670.3
    Tangible assets                                                                                47.1                       42.5
    Investment                                                                                      1.9                        2.1
                                                                                  ------------------------   ----------------------
    TOTAL FIXED ASSETS                                                                          1,873.1                    1,714.9
                                                                                  ------------------------   ----------------------


    CURRENT ASSETS                                                                ------------------------   ----------------------
    Stocks                                                                                        145.8                      162.9
    Debtors                                                                                       461.4                      433.0
    Cash at bank and in hand                                            7                          30.1                      128.5
                                                                                  ------------------------   ----------------------
    TOTAL CURRENT ASSETS                                                                          637.3                      724.4
                                                                                  ------------------------   ----------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                        7,8                        (112.8)                     (80.9)
    Other creditors                                                                              (235.9)                    (229.5)
                                                                                  ------------------------   ----------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                         (348.7)                    (310.4)
                                                                                  ------------------------   ----------------------
    NET CURRENT ASSETS                                                                            288.6                      414.0
                                                                                  ------------------------   ----------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                                       2,161.7                    2,128.9
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                        7,8                      (2,286.0)                  (1,207.0)
                                                                                  ------------------------   ----------------------
    NET (LIABILITIES) ASSETS                                                                     (124.3)                     921.9
                                                                                  ========================   ======================

    CAPITAL AND RESERVES
    Called up share capital (695,741,359(pound)0.01 ordinary
       shares at 31 December 2003; 7,100,000(pound)0.01 ordinary
       shares and 106,949,900(pound)0.0001 B ordinary shares
       issued at 31 March 2003)                                         9                           0.1                        7.0
    Share premium account                                               9                           1.0                    1,182.0
    Other reserves                                                      9                           0.1                        0.1
    Profit and loss account deficit                                     9                        (125.5)                    (267.2)
                                                                                  ------------------------   ----------------------
    EQUITY SHAREHOLDERS' (DEFICIT) FUNDS                                                         (124.3)                     921.9
                                                                                  ========================   ======================



         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION


1.         BASIS OF PREPARATION AND CONSOLIDATION

           The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

           The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

           The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

           In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with the consolidated financial information of Yell Group plc and its subsidiaries for the year ended 31 March 2003.

           The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs and management incentive schemes and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.         TURNOVER

                                                                                     NINE MONTHS ENDED
                                                                                      31 DECEMBER                     CHANGE
                                                                          -----------------------------------------------------
                                                                                    2002 (1)                2003          %
                                                                          ---------------------  -----------------------------
                                                                                     (POUND)M           (POUND)M
            UK printed directories                                                     405.4               417.8         3.1%
            Other products and services                                                 31.4                29.7        (5.4)%
                                                                          ---------------------  ----------------
            TOTAL UK TURNOVER                                                          436.8               447.5         2.4%
                                                                          ---------------------  ----------------
            US printed directories:
            US printed directories at constant
              exchange rate (2)                                                        350.3               423.9        21.0%
            Exchange impact (2)                                                            -               (30.1)
                                                                          ---------------------  ----------------
            TOTAL US TURNOVER                                                          350.3               393.8        12.4%
                                                                          ---------------------  ----------------
            GROUP TURNOVER                                                             787.1               841.3         6.9%
                                                                          =====================  ================

     (1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC, which was not acquired until 31 December
          2002.

     (2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3.         OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS

           EBITDA BEFORE EXCEPTIONAL ITEMS BY SEGMENT

                                                                           NINE MONTHS ENDED 31 DECEMBER               CHANGE
                                                                          ----------------------------------------------------
                                                                                    2002 (1)                2003          %
                                                                          ---------------------  -----------------------------
                                                                                    (POUND)M            (POUND)M
            TOTAL UK OPERATIONS                                                        165.9               168.9         1.8%
                                                                          ---------------------  ----------------
            US operations:
            US printed directories at constant exchange rate (2)                        68.8                97.6        41.9%
            Exchange impact (2)                                                            -                (6.4)
                                                                          ---------------------  ----------------
            TOTAL US OPERATIONS                                                         68.8                91.2        32.6%
                                                                          ---------------------  ----------------
            GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                                      234.7               260.1        10.8%
                                                                          =====================  ================

     (1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC, which was not acquired until 31 December 2002.

     (2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.   OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS (CONTINUED)

     RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA BEFORE EXCEPTIONAL ITEMS



                                                 NINE MONTHS ENDED 31 DECEMBER
                                               ------------------------------------------------------
                                                         2002            2003                 CHANGE
                                               ------------------------------------------------------
                                                       (POUND)M         (POUND)M
     UK operations
     OPERATING PROFIT, INCLUDING EXCEPTIONAL
        ITEMS                                              98.6             81.7
     Depreciation and amortisation                         52.6             51.9
                                               ------------------------------------
     UK OPERATIONS EBITDA                                 151.2            133.6
     Exceptional items                                     14.7             35.3
                                               ------------------------------------
     UK OPERATIONS EBITDA BEFORE EXCEPTIONAL
        ITEMS                                             165.9            168.9              1.8%
                                               ------------------------------------
     UK OPERATIONS EBITDA MARGIN BEFORE
        EXCEPTIONAL ITEMS                                 38.0%            37.7%
                                               ====================================

     US operations
     OPERATING PROFIT (LOSS), INCLUDING
        EXCEPTIONAL ITEMS                                  30.5            (2.2)
     Depreciation and amortisation                         38.0             38.6
                                               ------------------------------------
     US OPERATIONS EBITDA                                  68.5             36.4
     Exceptional items                                      0.3             54.8
     Exchange impact (1)                                      -              6.4
                                               ------------------------------------
     US OPERATIONS EBITDA BEFORE EXCEPTIONAL
        ITEMS AT CONSTANT EXCHANGE RATE (1)                68.8             97.6             41.9%
     Exchange impact (1)                                      -            (6.4)
                                               ------------------------------------
     US OPERATIONS EBITDA BEFORE EXCEPTIONAL
        ITEMS                                              68.8             91.2             32.6%
                                               ------------------------------------
     US OPERATIONS EBITDA MARGIN BEFORE
        EXCEPTIONAL ITEMS                                 19.6%            23.2%
                                               ====================================

     Group
     OPERATING PROFIT, INCLUDING EXCEPTIONAL
        ITEMS                                            129.1             79.5
     Depreciation and amortisation                        90.6             90.5
                                               ------------------------------------
     GROUP EBITDA                                        219.7            170.0             (22.6)%
     Exceptional items                                    15.0             90.1
     Exchange impact (1)                                     -              6.4
                                               ------------------------------------
     GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT
        CONSTANT EXCHANGE RATE (1)                       234.7            266.5             13.5%
     Exchange impact (1)                                     -             (6.4)
                                               ------------------------------------

     GROUP EBITDA BEFORE EXCEPTIONAL ITEMS               234.7            260.1             10.8%
                                               ====================================

     GROUP EBITDA MARGIN BEFORE EXCEPTIONAL
        ITEMS                                             29.8%            30.9%
                                               ====================================


     (1) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

4.         RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

           An analysis of our results for the nine months ended 31 December 2002 and 2003 separating out exceptional items is as follows:

                                                                            NINE MONTHS ENDED 31 DECEMBER
                                           -----------------------------------------------------------------------------------------
                                                                2002                                             2003
                                           ------------------------------------------------ ----------------------------------------
                                                 ORDINARY     EXCEPTIONAL                    ORDINARY     EXCEPTIONAL
                                                    ITEMS           ITEMS      TOTAL            ITEMS          ITEMS      TOTAL
                                           ---------------- -------------- ------------- ------------- -------------- -------------
                                                  (POUND)M       (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M

           GROSS PROFIT                             434.2            -           434.2         456.8              -        456.8
           Distribution costs                       (25.6)           -           (25.6)        (24.9)             -        (24.9)
           Administrative costs                    (264.5)       (15.0)         (279.5)       (262.3)         (90.1)      (352.4)
                                           --------------------------------------------------------------------------------------
           OPERATING PROFIT (LOSS)                  144.1        (15.0)          129.1         169.6          (90.1)        79.5
           Net interest payable                    (182.1)           -          (182.1)       (112.6)         (58.4)      (171.0)
                                           --------------------------------------------------------------------------------------
           (LOSS) PROFIT BEFORE TAXATION            (38.0)       (15.0)          (53.0)         57.0         (148.5)       (91.5)
           Taxation (charge) credit                  (7.9)         2.3            (5.6)        (25.9)          37.2         11.3
                                           --------------------------------------------------------------------------------------
           (LOSS) PROFIT FOR THE PERIOD             (45.9)       (12.7)          (58.6)         31.1         (111.3)       (80.2)
                                           ======================================================================================

           Exceptional administrative costs in the nine months ended 31 December
           2003 relate to costs incurred in connection with our global offer. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. Exceptional administrative costs in the nine months ended
           31 December 2002 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises (pound)19.7 million senior debt redemption premium and (pound)38.7 million accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and arrangement fees for the undrawn revolving credit facility. The exceptional tax credits in the nine months ended 31 December 2003 and 2002 represent the effective tax on the exceptional items before tax.
           We do not allocate interest or taxation charges by product or geographic segment.

5.         TAXATION

           The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                      NINE MONTHS ENDED 31 DECEMBER
                                                                                 --------------------------------------
                                                                                        2002                  2003
                                                                                 ----------------     -----------------
                                                                                     (POUND)M               (POUND)M
           (Loss) profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation
              tax in the United Kingdom (30%)                                           (11.4)                  17.1
           Effects of:
              Non-allowable goodwill amortisation                                         15.3                  15.7
              US tax losses                                                                  -                 (5.1)
              Other permanent differences                                                  4.0                 (1.8)
                                                                                 ----------------     -----------------
                                                                                           7.9                  25.9
                                                                                 ----------------     -----------------
           Exceptional items multiplied by the standard rate of
              corporation tax in the United Kingdom (30%)                                (4.5)                (44.6)
           Effects of:
              Items not allowed for tax purposes                                           2.2                  7.4
                                                                                 ----------------     -----------------
                                                                                         (2.3)                (37.2)
                                                                                 ----------------     -----------------
           NET CHARGE (CREDIT) ON (LOSS) PROFIT BEFORE TAX                                 5.6                (11.3)
                                                                                 ================     =================

YELL GROUP PLC AND SUBSIDIARIES

6.         INTERIM DIVIDEND PER SHARE

           The interim dividend of 3.0 pence per share (2002 - (pound) nil) was payable on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and amounted to (pound)20.8 million (2002 - (pound) nil).

7.         NET DEBT


           ANALYSIS OF NET DEBT

                                                                                              AT                          AT
                                                                                        31 MARCH                 31 DECEMBER
                                                                                            2003                        2003
                                                                          ------------------------      ---------------------
                                                                                       (POUND)M                   (POUND)M

           Long-term loans and other borrowings
               falling due after more than one year                                       2,286.0                  1,207.0
           Short-term borrowings and long-term loans and
               other borrowings falling due within one year                                 112.8                     80.9
                                                                          ------------------------      ---------------------
           Total debt                                                                     2,398.8                  1,287.9
           Cash at bank and in hand                                                         (30.1)                  (128.5)
                                                                          ------------------------      ---------------------
           NET DEBT AT END OF PERIOD                                                     2,368.7                   1,159.4
                                                                          ========================      =====================


           RECONCILIATION OF MOVEMENT IN NET DEBT
                                                                                       DEBT DUE
                                                                                     WITHIN ONE
                                                                         TOTAL             YEAR
                                                                          CASH        EXCLUDING        DEBT DUE
                                                                     LESS BANK             BANK           AFTER
                                                                     OVERDRAFT        OVERDRAFT        ONE YEAR          NET DEBT
                                                               -------------------------------------------------------------------
                                                                     (POUND)M         (POUND)M        (POUND)M          (POUND)M

           AT 31 MARCH 2003                                              30.1           (112.8)        (2,286.0)         (2,368.7)
           Cash inflow from operating activities less
                  interest, redemption premium and taxation
                  paid and capital expenditures                          81.1              -               19.0 (a)         100.1
           Cash outflow on acquisitions                                  (5.8)             -                -                (5.8)
           Dividends paid                                               (20.8)             -                -               (20.8)
           Net proceeds from shares issued                              409.9              -                -               409.9
           Loans converted to equity                                      -                -              737.4             737.4
           Borrowings repaid                                         (1,378.4)           112.8          1,265.6               -
           New loans acquired                                         1,031.0            (80.9)          (950.1)              -
           Finance fees paid                                            (16.4)             -               16.4               -
           Non-cash charges                                               -                -              (73.3)            (73.3)
           Currency movements                                            (2.2)             -               64.0              61.8
                                                              ---------------- ---------------- ----------------  ----------------
           AT 31 DECEMBER 2003                                          128.5            (80.9)        (1,207.0)         (1,159.4)
                                                              ================ ================ ================  ================


          (a) The (pound)94.8 million of interest paid in the financial period included (pound)19.0 million of interest that had been capitalised as long-term debt.

YELL GROUP PLC AND SUBSIDIARIES

8.         LOANS AND OTHER BORROWINGS

                                                                                                   AT                   AT
                                                                                             31 MARCH          31 DECEMBER
                                                                                                 2003                 2003
                                                                                      ------------------  -----------------
                                                                                              (POUND)M           (POUND)M
           AMOUNTS FALLING DUE WITHIN ONE YEAR
           Senior credit facilities                                                               111.8               80.0
           Net obligations under finance leases                                                     1.0                0.9
                                                                                      ------------------  -----------------
           TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                              112.8               80.9
                                                                                      ------------------  -----------------
           AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
           Senior credit facilities                                                             1,013.7              918.2
           Senior notes:
               Senior sterling notes                                                              250.0              162.5
               Senior dollar notes                                                                126.7               72.9
               Senior discount dollar notes                                                       118.2               75.0
           Shareholder deep discount bonds                                                        717.2                  -
           Vendor loan notes                                                                      108.3                  -
                                                                                      ------------------  -----------------
           TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                   2,334.1            1,228.6
           Unamortised finance fees                                                               (48.1)             (21.6)
                                                                                      ------------------  -----------------
           NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                     2,286.0            1,207.0
                                                                                      ------------------  -----------------
           NET LOANS AND OTHER BORROWINGS                                                       2,398.8            1,287.9
                                                                                     ===================  =================


Also see note 7 for details of the repayment of our senior debt.

9.         CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                   SHARE            SHARE         OTHER    PROFIT AND LOSS
                                                 CAPITAL          PREMIUM      RESERVES            ACCOUNT   (a)      TOTAL
                                             -------------------------------------------------------------------------------
                                                (POUND)M         (POUND)M      (POUND)M           (POUND)M         (POUND)M
           BALANCE AT 31 MARCH 2003                   0.1             1.0          0.1             (125.5)          (124.3)
           Loss for the financial period               -                -            -              (80.2)           (80.2)
           Dividend paid                               -                -            -              (20.8)           (20.8)
           Issue of ordinary shares                   6.9         1,181.0            -                  -          1,187.9
           Equity offset in respect of
               employee share options                  -                -            -                10.5            10.5
           Currency movements (b)                      -                -            -               (51.2)          (51.2)
                                             ------------  --------------- -------------  -----------------   --------------
           BALANCE AT 31 DECEMBER 2003               7.0          1,182.0           0.1             (267.2)          921.9
                                             ============  =============== =============  =================   ==============

          (a) The company Yell Group plc has distributable reserves of(pound)736.3 million at 31 December 2003.

          (b) The cumulative foreign currency translation adjustment was an(pound)88.9 million loss at 31 December 2003 (31 March 2003 -(pound)37.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

10.        EARNINGS (LOSS) PER SHARE

                                                                  PRO FORMA                                             PRO FORMA
                                                                   INTEREST                                             EARNINGS PER
                                                                    ADJUST-      EXCEPTIONAL                            SHARE BEFORE
                                                     LOSS PER     MENTS NET       COSTS NET                             EXCEPTIONAL
                                                        SHARE    OF TAX (A)        OF TAX (B)       AMORTISATION (C)    COSTS AND
                                                                                                                       AMORTISATION
                                                ------------------------------------------------------------------------------------
           NINE MONTHS ENDED 31 DECEMBER 2003

           Group profit (loss) for the
              financial period ((pound)m)               (80.2)          21.1         111.3              73.3                125.5
           Weighted average number of issued
              ordinary shares (millions)                529.9          165.0                                                694.9
                                                 -------------                                                        ------------

           BASIC EARNINGS (LOSS) PER SHARE              (15.1)                                                               18.1
              (PENCE)
           Effect of share options (pence)                  -                                                                (0.3)
                                                 -------------                                                        ------------
           DILUTED EARNINGS (LOSS) PER SHARE            (15.1)                                                               17.8
              (PENCE)                            =============                                                        ============

           NINE MONTHS ENDED 31 DECEMBER 2002

           Group profit (loss) for the
              financial period ((pound)m)               (58.6)          55.9          12.7              73.7                 83.7
           Weighted average number of issued
              ordinary shares (millions)                261.1          436.5                                                697.6
                                                 -------------                                                        ------------
           BASIC EARNINGS (LOSS) PER SHARE              (22.4)                                                               12.0
              (PENCE)
           Effect of share options (pence)                  -                                                                (0.2)
                                                 -------------                                                        ------------
           DILUTED EARNINGS (LOSS) PER SHARE            (22.4)                                                               11.8
              (PENCE)                            =============                                                        ============


          (a) The group losses have been adjusted to reflect what interest charges might have been had the long-term debt we repaid as a result of the initial public offering been repaid on 31 March 2002. Interest has been added back in relation to our shareholder deep discount bonds, vendor loan notes, 35% of our senior notes redeemed on 18 August 2003 and approximately (pound)48.3 million of senior credit facilities repaid from the proceeds of the initial public offering . All interest adjustments have been tax affected at the UK corporation tax rate of 30%. The weighted average number of shares have been adjusted as though the initial public offering happened on 31 March 2002.

          (b) Exceptional costs are explained in note 4.

          (c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)64.9 million, as opposed to (pound)73.3 million, and (pound)64.6 million, as opposed to (pound)73.7 million, in 2003 and 2002, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings (loss) per share would have been 16.5 pence, as opposed to 17.8 pence, in the nine months ended 31 December 2003.

YELL GROUP PLC AND SUBSIDIARIES

11.       RELATED PARTY TRANSACTIONS

          Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)12.9 million each for the nine months ended 31 December 2003, excluding VAT. No transaction or monitoring fees were payable after 15 July 2003, the date of the initial public offering. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Yell Group.

12.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

          Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the requirement to use option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP.

          The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

          NET LOSS

                                                                                         NINE MONTHS ENDED 31 DECEMBER
                                                                                    -----------------------------------------
                                                                                                 2002                   2003
                                                                                    -------------------  --------------------
                                                                                              (POUND)M            (POUND)M
            Loss for the financial period under UK GAAP                                         (58.6)              (80.2)
              Adjustment for:
                  Directories in progress
                  -Deferred costs                                                               (25.0)              (28.7)
                  -Acquisition accounting(a)                                                    (24.2)                -
                  Pensions                                                                       (1.9)               (6.9)
                  Goodwill                                                                       74.6                73.3
                  Other intangible assets                                                       (92.4)              (70.2)
                  Derivative financial instruments                                              (12.7)               21.2
                  Employee option costs                                                           -                  (0.6)
                  Deferred taxation                                                              32.7                13.2
                  Other                                                                           -                  (1.9)
                                                                                     ------------------  --------------------
            NET LOSS AS ADJUSTED FOR US GAAP                                                   (107.5)              (80.8)
                                                                                     ==================  ====================


(a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

12.        UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                                                              AT               AT
                                                                                        31 MARCH      31 DECEMBER
                                                                                            2003             2003
                                                                                 ---------------- ----------------
                                                                                        (POUND)M       (POUND)M

             Equity shareholders' (deficit) funds under UK GAAP                           (124.3)          921.9
                  Adjustment for:
                        Directories in progress                                            (92.6)         (114.0)
                        Pensions                                                             7.7             0.8
                        Additional minimum pension liability                               (35.8)          (35.8)
                        Goodwill                                                          (646.7)         (557.0)
                        Other intangible assets                                            842.0           745.3
                        Derivative financial instruments                                   (24.9)           (3.7)
                        Employee option costs                                                  -            (0.6)
                        Deferred taxation                                                 (223.9)         (204.2)
                        Other                                                                2.9             1.0
                                                                                 ---------------- ----------------
             EQUITY SHAREHOLDERS' (DEFICIT) FUNDS AS ADJUSTED FOR US GAAP                 (295.6)          753.7
                                                                                 ================ ================

13.        LITIGATION

           On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or results of the Group.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. During the last financial year ended 31 March 2003, Yell acquired McLeodUSA Media Group and National Directory Company.

In the financial year ended 31 March 2003, Yell published 94 directories in the UK and 525 in the US. In the UK, it is a clear market leader, serving more than 450,000 unique advertisers. In the US, it is the leading independent directories business, serving more than 360,000 advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.